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EXHIBIT 99.1

FOR IMMEDIATE RELEASE	Thursday, October 21, 2004
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES THIRD QUARTER
FINANCIAL RESULTS

Summary

  –
  Year-over-year quarterly revenue growth of 33% to $2,176 million
  –
  GAAP net loss ($0.11) per share, adjusted net earnings $0.11 per share
  –
  Cash flow from operations of $131 million
  –
  Q4 revenue guidance of $2.075 - $2.325 billion, adjusted net earnings of $0.12 - $0.20 per share
  –
  Company to discontinue reference design business and related channel activities

        TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the third quarter ended September 30, 2004.

        Revenue was $2,176 million, up 33% from $1,635 million in the third quarter of 2003. Net loss on a GAAP basis for the third quarter was ($22.3) million or ($0.11) per share. The net loss includes pre-tax charges of $47.7 million primarily associated with the company's restructuring activities. This aggregate charge includes $16.6 million in inventory write-downs, reflected in the cost of sales, associated with restructuring of the company's 64-bit channel and product development activity, as well as a gain of $12.0 million associated with the sale of the Power Systems business. These results compare to a GAAP net loss of ($65.0) million or ($0.30) per share for the same period last year, which included restructuring and other charges of $49.1 million.

        Adjusted net earnings (loss) — defined as net earnings (loss) before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense and other charges, net of tax — were $27.4 million or $0.11 per share for the third quarter of 2004 compared to a loss of ($4.0) million or ($0.04) per share for the same period last year (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company's revised guidance for the third quarter, announced on September 14, 2004, of revenue of $2.05 - $2.15 billion and adjusted net earnings per share of $0.07 to $0.11.

        "Despite lower demand this quarter from some of our largest communications and IT customers, we continued to expand margins, reduce SG&A spending, improve customer diversity, act on unprofitable or non-core activities and generate healthy cash flow from operations," said Steve Delaney, CEO, Celestica. "Though end-market demand is less stable than earlier in the year, our focus will remain on delivering steady improvements in our profitability, driving cash flows and building on the success of our Lean implementations in order to drive even greater efficiencies for our customers."

        For the nine months ended September 30, 2004, revenue increased 35% to $6,507 million compared to $4,821 million for the same period in 2003. Net loss on a GAAP basis was ($56.2) million or ($0.20) per share compared to a net loss of ($101.6) million or ($0.45) per share last year. Adjusted net earnings for the first nine months were $62.3 million or $0.24 per share compared to an adjusted net loss of ($3.7) million or a loss of ($0.07) per share for the same period in 2003.

Power Systems operations divested

        During the quarter, the company completed the divestiture of its Power Systems business to C&D Technologies, a leading global provider of solutions for power conversion and storage of electrical power. The all-cash transaction was valued at US$52.8 million. Revenues for the operation over the 12 month period ended June 30, 2004 were $94 million. In addition, the companies have signed a three-year supply agreement whereby Celestica will manufacture certain C&D Technologies power products. Under this agreement, C&D's customers will continue to benefit from Celestica's expertise in supply chain management and high-quality, low-cost manufacturing.

Discontinuation of 64-bit channel activities and reference designs

        During the quarter, the company made the decision to refocus its industry standard design resources to better support the needs of its largest OEM customers. Celestica will now dedicate its standard server and high performance computing design teams to the specific product development initiatives of its major OEM customers. As a result, Celestica will discontinue creating its own reference designs and exit its channel distribution activities for these products.

        "Celestica has exceptional 64-bit design and support capabilities in both Asia and North America and we feel we will generate the most value for our major customers by dedicating our resources to their specific needs," said Delaney. "We remain committed to providing enterprise-wide server solutions to our customers, including product design services, manufacturing, logistics services, and after-market services. In addition, we also plan to partner with established product development firms in order to offer an even broader range of solutions to our customers than we could develop ourselves."

Outlook

        For the fourth quarter ending December 31, 2004, the company anticipates revenue to be in the range of $2.075 to $2.325 billion and adjusted earnings per share ranging from $0.12 to $0.20. The revenue guidance reflects a softening in end-market demand, which we expect will mute normal seasonality. The adjusted EPS guidance reflects the continued improvement in operational efficiencies and additional cost savings from restructuring activities and exiting certain businesses.

        Management will host a conference call on Thursday, October 21 at 4:30 p.m. Eastern time to discuss the company's third quarter results. The conference call can be accessed at www.celestica.com.

Supplementary Information

        In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

        Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, non-cash option expenses and the related income tax effect of these adjustments. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

About Celestica

        Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

        For further information on Celestica, visit its website at www.celestica.com.

        The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

        This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies; and our ability to achieve the anticipated benefits of our merger with Manufacturers' Services Limited. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        As of its date, this press release contains any material information associated with the company's third quarter financial results ended September 30, 2004 and revenue and adjusted net earnings guidance for the fourth quarter ending December 31, 2004. Earnings guidance is reviewed by the company's board of directors.

Contacts:
Laurie Flanagan Celestica Global Communications (416) 448-2200 media@celestica.com	Paul Carpino Celestica Investor Relations (416) 448-2211 clsir@celestica.com

Financial Summary

GAAP Financial Summary

Three months ended September 30	2003		2004		Change
Revenue	$1,635	M	$2,176	M	$541	M
Net loss	(65)	M	(22)	M	43	M
Net loss per share	$(0.30)		$(0.11)		$0.19
Cash provided by (used in) Operations	$(71)	M	$131	M	$202	M
Cash Position at September 30	$1,210	M	$975	M	$(235)	M
Nine months ended September 30	2003		2004		Change
Revenue	$4,821	M	$6,507	M	$1,686	M
Net loss	(102)	M	(56)	M	46	M
Net loss per share	$(0.45)		$(0.20)		$0.25
Cash used in Operations	$(86)	M	$(133)	M	$(47)	M

Adjusted Net Earnings Summary

Three Months ended September 30	2003		2004		Change
Adjusted net earnings (loss)	$(4)	M	$27	M	$31	M
Adjusted net EPS(1)	$(0.04)		$0.11		$0.15

Nine Months ended September 30	2003		2004		Change
Adjusted net earnings (loss)	$(4)	M	$62	M	$66	M
Adjusted net EPS(1)	$(0.07)		$0.24		$0.31

Adjusted Net Earnings Calculation

	Three Months				Nine Months
	2003		2004		2003		2004
GAAP net loss	$(65)	M	$(22)	M	$(102)	M	$(56)	M
Add: option expense	—	M	2	M	—	M	6	M
Add: amortization of intangibles	12	M	8	M	37	M	22	M
Add: acquisition integration costs	—	M	1	M	—	M	2	M
Add: other charges	49	M	48	M	69	M	111	M
Less: tax impact of above	—	M	(10)	M	(8)	M	(23)	M

Adjusted net (loss) earnings	$(4)	M	$27	M	$(4)	M	$62	M

(1)
For purposes of the diluted per share calculation for the three and nine months ended September 30, 2004, the weighted average number of shares outstanding was 226.2 million and 222.8 million, respectively. For purposes of the diluted per share calculation for the three and nine months ended September 30, 2003, the weighted average number of shares outstanding was 211.8 million and 218.9 million, respectively. Adjusted net EPS excludes the gain on the repurchase of convertible debt.

Guidance Summary

3Q actuals versus guidance(1)	3Q 04 Guidance	3Q 04 Actual
Revenue	$2.05B - $2.15B	$2.176B
Adjusted net EPS	$0.07 - $0.11	$0.11
Forward Guidance(2)	4Q 04 Guidance
Revenue	$2.075B - $2.325B
Adjusted net EPS	$0.12 - $0.20

(1)
The Company revised its guidance on September 14, 2004. Initial guidance for the September quarter was given on July 22, 2004 and was for revenue between $2.25 — $2.4 billion and adjusted EPS between $0.11 — $0.17.

(2)
Guidance for the fourth quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of the company's restructuring activities. Additionally, the company has repurchased subordinate voting shares and retired debt in the past. Since the timing and pricing of these actions are uncertain, it is difficult to predict any gains or losses on repurchases during the quarter.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)
(unaudited)

	December 31 2003	September 30 2004
Assets
Current assets:
Cash and short-term investments	$1,028.8	$974.5
Accounts receivable	771.5	929.2
Inventories	1,030.6	1,172.1
Prepaid and other assets	158.4	187.0
Deferred income taxes	40.8	43.6

	3,030.1	3,306.4
Capital assets	681.4	669.7
Goodwill from business combinations	948.0	1,191.9
Intangible assets	137.9	125.0
Other assets	339.1	381.6

	$5,136.5	$5,674.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,101.9	$1,090.2
Accrued liabilities	382.3	463.5
Income taxes payable	8.2	11.3
Deferred income taxes	21.4	26.0
Current portion of long-term debt (note 4)	2.7	3.1

	1,516.5	1,594.1
Long-term debt (note 4)	0.7	501.2
Accrued pension and post-employment benefits	86.0	84.4
Deferred income taxes	57.2	69.0
Other long-term liabilities	10.0	27.4

	1,670.4	2,276.1
Shareholders' equity:
Convertible debt (note 5)	603.5	330.0
Capital stock (note 6)	3,297.8	3,556.0
Warrants (note 6)	—	8.9
Contributed surplus	115.7	139.5
Deficit	(581.0)	(662.0)
Foreign currency translation adjustment	30.1	26.1

	3,466.1	3,398.5

	$5,136.5	$5,674.6

Accounting policy change (note 2(ii))
Guarantees and contingencies (note 12)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2003 annual consolidated financial statements.

7

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Revenue	$1,634.8	$2,176.0	$4,820.5	$6,507.1
Cost of sales (note 7)	1,570.7	2,072.9	4,632.3	6,193.6

Gross profit	64.1	103.1	188.2	313.5
Selling, general and administrative expenses	69.0	82.2	197.5	251.9
Amortization of intangible assets	12.0	7.7	36.5	22.6
Integration costs related to acquisitions	—	1.2	—	1.6
Other charges (note 7)	49.1	31.1	69.1	93.5

Operating loss	(66.0)	(19.1)	(114.9)	(56.1)
Interest on long-term debt	1.4	7.3	4.0	10.4
Interest expense (income), net	(1.7)	0.5	(9.1)	1.2

Loss before income taxes	(65.7)	(26.9)	(109.8)	(67.7)

Income taxes expense (recovery):
Current	(2.5)	1.2	5.6	4.3
Deferred	1.8	(5.8)	(13.8)	(15.8)

	(0.7)	(4.6)	(8.2)	(11.5)

Net loss for the period	$(65.0)	$(22.3)	$(101.6)	$(56.2)

Deficit, beginning of period	$(342.3)	$(637.6)	$(294.7)	$(581.0)
Change in accounting policy (note 2(ii))	—	—	(1.3)	—

Deficit as restated, beginning of period	(342.3)	(637.6)	(296.0)	(581.0)
Net loss for the period	(65.0)	(22.3)	(101.6)	(56.2)
Convertible debt accretion, net of tax	(4.4)	(2.1)	(11.9)	(9.6)
Loss on repurchase of convertible debt (note 5)	(0.1)	—	(2.3)	(15.2)

Deficit, end of period	$(411.8)	$(662.0)	$(411.8)	$(662.0)

Basic loss per share (note 10)	$(0.30)	$(0.11)	$(0.45)	$(0.20)
Diluted loss per share (note 10)	$(0.30)	$(0.11)	$(0.45)	$(0.20)
Weighted average number of shares outstanding (in millions) (note 10):
Basic	211.8	225.1	218.9	221.0
Diluted	211.8	225.1	218.9	221.0

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2003 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Cash provided by (used in):
Operations:
Net loss for the period	$(65.0)	$(22.3)	$(101.6)	$(56.2)
Items not affecting cash:
Depreciation and amortization	54.9	53.1	167.7	156.1
Deferred income taxes	1.8	(5.8)	(13.8)	(15.8)
Non-cash charge for option issuances	—	2.1	—	5.8
Restructuring charges (note 7)	5.6	2.4	0.7	5.5
Other charges (note 7)	—	(13.4)	(1.6)	(15.4)
Inventory write-down related to restructuring of certain service offerings (note 7)	—	16.6	—	16.6
Other	(13.9)	(4.2)	(8.2)	2.2
Changes in non-cash working capital items:
Accounts receivable	(26.5)	89.4	127.2	(62.5)
Inventories	(55.2)	5.5	(112.0)	(18.7)
Prepaid and other assets	5.1	6.5	(39.2)	(14.7)
Accounts payable and accrued liabilities	30.0	2.2	(112.3)	(132.9)
Income taxes payable	(8.1)	(0.8)	7.0	(3.0)

Non-cash working capital changes	(54.7)	102.8	(129.3)	(231.8)

Cash provided by (used in) operations	(71.3)	131.3	(86.1)	(133.0)

Investing:
Acquisitions, net of cash acquired	—	2.7	(0.5)	(39.6)
Purchase of capital assets	(39.6)	(17.3)	(87.1)	(114.3)
Proceeds from sale of assets	—	52.6	1.8	74.2
Other	0.1	0.5	(1.2)	1.5

Cash provided by (used in) investing activities	(39.5)	38.5	(87.0)	(78.2)

Financing:
Increase in long-term debt (note 4)	—	—	—	500.0
Long-term debt issue costs, pre-tax	—	—	—	(12.0)
Repayment of long-term debt	(0.6)	(1.1)	(2.5)	(40.2)
Deferred financing costs	—	(0.2)	(0.4)	(4.0)
Repurchase of convertible debt (note 5)	(70.6)	—	(207.4)	(299.7)
Issuance of share capital	1.1	3.5	4.3	11.5
Repurchase of capital stock (note 6)	(65.1)	—	(265.9)	—
Other	0.7	(0.3)	3.5	1.3

Cash provided by (used in) financing activities	(134.5)	1.9	(468.4)	156.9

Increase (decrease) in cash	(245.3)	171.7	(641.5)	(54.3)
Cash, beginning of period	1,454.8	802.8	1,851.0	1,028.8

Cash, end of period	$1,209.5	$974.5	$1,209.5	$974.5

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2003 annual consolidated financial statements.

9

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     NATURE OF BUSINESS:

        The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, system assembly, testing, product assurance, supply chain management, worldwide distribution and after-market service to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

        Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2003 annual consolidated financial statements.

2.     SIGNIFICANT ACCOUNTING POLICIES:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2004 and the results of operations and cash flows for the three and nine months ended September 30, 2003 and 2004.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2003 annual consolidated financial statements, except for the following:

(i) Stock-based compensation and other stock-based payments:

        Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded compensation expense. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma earnings and per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma earnings and per share information.

        The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Risk-free rate	3.8%	3.5%	3.7%	3.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%	70.0%	70.0%
Expected option life (in years)	4.5	5.5	4.3	4.4
Weighted average grant date fair values of options issued	$9.37	$9.82	$7.59	$9.85

  (a)
  Option grants after January 1, 2003 — Compensation expense for the three and nine months ended September 30, 2004, respectively, was $2.1 and $5.8 (three and nine months ended September 30, 2003 — Nil) relating to the fair value of options granted after January 1, 2003.

  (b)
  2002 Options — The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Net loss as reported	$(65.0)	$(22.3)	$(101.6)	$(56.2)
Deduct: Stock-based compensation costs using fair value method, net of tax	(2.3)	(2.0)	(7.5)	(6.2)

Pro forma net loss	$(67.3)	$(24.3)	$(109.1)	$(62.4)

Loss per share:
Basic — as reported	$(0.30)	$(0.11)	$(0.45)	$(0.20)
Basic — pro forma	$(0.31)	$(0.12)	$(0.48)	$(0.23)
Diluted — as reported	$(0.30)	$(0.11)	$(0.45)	$(0.20)
Diluted — pro forma	$(0.31)	$(0.12)	$(0.48)	$(0.23)

        The Company's stock plans are described in note 9 to the 2003 annual consolidated financial statements.

(ii) Asset retirement obligations:

        Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. This standard is effective on a retroactive basis with restatement of prior periods. On January 1, 2004, the Company recorded a liability of $4.0 for the estimated costs of retiring leasehold improvements at the maturity of the facility leases. The Company also recorded asset retirement costs of $1.8 on January 1, 2004. The impact of the amortization expense and accretion charges from the date the Company incurred the obligations through to January 1, 2004, the effective date of this standard, totals $2.2. The Company recorded a charge to the January 1, 2003 deficit of $1.3. The impact of the accretion and amortization charges to cost of sales and net loss for the year ended December 31, 2003 was $0.9 (three and nine months ended September 30, 2003 — $0.2 and $0.6, respectively). The facility leases expire between 2004 and 2013.

        The following table details the changes in the leasehold retirement liability:

January 1, 2004	$4.0
Accretion charges recorded in cost of sales	0.1
Assumed on acquisition of MSL	1.3

March 31, 2004	5.4
Accretion charges recorded in cost of sales	0.1

June 30, 2004	5.5
Accretion charges recorded in cost of sales	0.1

September 30, 2004	$5.6

        The adjustment to the leasehold assets in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the three and nine months ended September 30, 2004, respectively, amortization expense of $0.1 and $0.4 was recorded in cost of sales.

(iii) Hedging transactions:

        In November 2001, the CICA issued Accounting Guideline AcG-13, "Hedging Relationships," and later amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company has determined that all of its hedge agreements qualify for hedge accounting under the new guidelines.

        In connection with the issuance of its $500.0 principal amount of Senior Subordinated Notes in June 2004, the Company entered into interest rate swap agreements to hedge the fair value of the Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements are effective June 2004 and mature July 2011.

        Payments or receipts under the swap agreements are recognized as adjustments to interest expense on long-term debt. The fair value of the interest rate swap agreements at September 30, 2004 was an unrealized gain of $22.7.

3.     ACQUISITIONS AND DIVESTITURES:

(i) Business combination:

        On March 12, 2004, the Company acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts. This acquisition provides the Company with an expanded customer base and service offerings, and supports the Company's strategy of diversifying its end-markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripherals.

        The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash. The value of the shares was determined based on the average market price of the shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The fair value of the options and warrants was estimated using the Black-Scholes option pricing model assuming a risk-free rate of 1.9%, a dividend yield of 0.0%, volatility factors of 62.0% to 68.0% and a range of expected option lives, generally three years or less.

        The Company estimates the value of amortizable intellectual property to be $9.7, expected to consist of intellectual property and process technology with a useful life not exceeding five years. The Company is in the process of obtaining valuations of certain assets. As a result, the fair value allocation of the purchase price is subject to refinement. The goodwill recorded for MSL is not tax deductible. During the quarter, the Company refined its purchase price allocation as certain information became available. Details of the net assets acquired, at estimated fair value, are as follows:

Current assets	$276.7
Capital assets	38.0
Other long-term assets	8.5
Goodwill	255.4
Intellectual property	9.7
Other liabilities assumed	(226.1)
Long-term debt assumed	(41.0)

Net assets acquired	$321.2

Financed by:
Cash	$51.6
Issuance of shares	245.5
Issuance of options	15.2
Issuance of warrants (see note 6)	8.9

$321.2

        In connection with the MSL acquisition, the Company has determined that it will consolidate some of the acquired MSL facilities, including a workforce reduction. The Company has recorded the liability for the restructuring costs as part of the purchase price.

        The planned actions include employee termination and lease exit costs in all geographies. The Company expects to complete the major components of the restructuring within one year from the acquisition date, with the exception of long-term lease and contractual obligations, which will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

        The following table details the activity through the restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$27.8	$6.7	$0.9	$35.4
Cash payments	(8.8)	—	—	(8.8)

March 31, 2004	19.0	6.7	0.9	26.6
Cash payments	(3.8)	(0.1)	(0.1)	(4.0)

June 30, 2004	15.2	6.6	0.8	22.6
Cash payments	(0.4)	—	(0.2)	(0.6)

September 30, 2004	$14.8	$6.6	$0.6	$22.0

(ii) Asset acquisition:

        In April 2004, the Company acquired certain assets located in the Philippines from NEC Corporation. During the quarter, the final purchase price was determined to be approximately $8.1, after finalizing the purchase adjustments which resulted in a cash refund of $2.7 to the Company.

13

(iii) Divestiture:

        In September 2004, the Company sold certain assets relating to its power operations for a cash selling price of $52.8. The Company reported a gain on sale of $12.0 which was recorded in Other Charges (see note 7(e)). $2.0 of the proceeds is held in escrow and will be released on completion of certain closing procedures. The Company has signed a multi-year agreement to supply manufacturing services to the purchaser. The sale has not been treated as a discontinued operation due to the Company's continuing involvement as a manufacturer for the purchaser.

14

        As part of the sales agreement, the Company has provided routine indemnities which management believes will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

4.     LONG-TERM DEBT:

	As at December 31 2003	As at September 30 2004
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	—	500.0
Capital lease obligations	3.4	4.3

	3.4	504.3
Less current portion	2.7	3.1

	$0.7	$501.2

  (a)
  In June 2004, the Company amended its 364-day credit facility from $250.0 to $600.0 and extended the maturity from October 2004 to June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the nine months ended September 30, 2004 were $1.6. Concurrently with this amendment, the Company elected to terminate its $500.0 four-year revolving term credit facility.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at September 30, 2004, the Company is limited to approximately $400 of available debt incurrence. The available debt incurrence under the facility has been reduced by outstanding letters of credit totaling $60.4. The Company was in compliance with all covenants at September 30, 2004.

  (b)
  In June 2004, the Company issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. The Company received gross proceeds of $500.0 and incurred $12.0, pre-tax, in underwriting commissions and expenses which has been deferred and will be amortized over the term of the debt. A portion of the proceeds were used in the second quarter of 2004 to repurchase LYONs. The Notes are unsecured and are subordinated in right of payment to all senior debt of the Company. The Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

    In connection with the Notes offering, the Company entered into agreements which swap the fixed interest rate on the Notes with a variable interest rate based on LIBOR plus a margin. The average interest rate on the Notes was 4.6% for the quarter. See note 2(iii).

5.     CONVERTIBLE DEBT:

        There were no repurchases of Liquid Yield Option™ Notes (LYONs) during the quarter. During the second quarter of 2004, the Company paid $299.7 to repurchase LYONs with a principal amount at maturity of $540.3.

Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 8 to the 2003 annual consolidated financial statements. The loss on the repurchase of LYONs for the nine month period ended September 30, 2004 of $15.2 was charged to deficit and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the basic and diluted per share calculations in note 10.

        At September 30, 2004, the Company has outstanding LYONs with a principal amount at maturity of $614.4 payable August 1, 2020. At September 30, 2004, the Company had approval to spend up to $200.3 to repurchase additional LYONs at management's discretion.

6.     CAPITAL STOCK AND WARRANTS:

        The Company completed its second Normal Course Issuer Bid in July 2004. The Company repurchased a total of 22.6 million subordinate voting shares under its two NCIBs during the period from July 2002 to July 2004. During the nine months ended September 30, 2003, the Company repurchased 20.0 million subordinate voting shares. There were no repurchases during 2004.

        In connection with the MSL acquisition, the Company issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants are fully vested and exercisable at any time through March 14, 2007 at an exercise price of $18.72 per share. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. The Company has the right to require the holders of both Series A and Series B warrants to exercise their warrants if the Company's subordinate voting shares trade at 175% of the exercise price of the warrants during a specified period.

7.     OTHER CHARGES:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
2001 restructuring (a)	$—	$0.4	$—	$1.2
2002 restructuring (b)	1.0	(0.4)	17.3	3.7
2003 restructuring (c)	48.1	0.1	53.4	1.9
2004 restructuring (d)	—	44.4	—	102.1

Total restructuring	49.1	44.5	70.7	108.9
Gain on sale of surplus land	—	(1.4)	(1.6)	(5.0)
Gain on sale of assets (e)	—	(12.0)	—	(12.0)
Deferred financing costs (f)	—	—	—	1.6

Other charges	$49.1	$31.1	$69.1	$93.5
Inventory write-down recorded in cost of sales (g)	—	16.6	—	16.6

Total	$49.1	$47.7	$69.1	$110.1

(a) 2001 restructuring:

        In 2001, the Company announced its restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in those customers rescheduling and cancelling orders, directly impacting the Company's operations.

        The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$246.8

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
June 30, 2004	$—	$23.5	$—	$23.5	$95.9	$—
Cash payments	—	(1.5)	—	(1.5)	—	—
Adjustments	—	0.4	—	0.4	—	0.4

September 30, 2004	$—	$22.4	$—	$22.4	$95.9	$0.4

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(b) 2002 restructuring:

        In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. The weak demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

        These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. Approximately 6,400 employees have been terminated as of September 30, 2004, as the Company executed its 2002 planned employee actions. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

17

        The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, and machinery and equipment, the asset impairments also related to intellectual property and other intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $10.8. This recovery was primarily due to amendments of its 2002 restructuring plans in 2003; as a result of customer requirements, certain assets no longer qualified as available-for-sale which resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

        The Company had completed the major components of its 2002 restructuring plan by the end of March 2004, except for certain long-term lease and other contractual obligations which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	$—	$—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	$—	$—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$399.2

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
June 30, 2004	$4.8	$17.3	$2.5	$24.6	$185.7	$—
Cash payments	(0.3)	(1.9)	(1.3)	(3.5)	$—	$—
Adjustments	(0.2)	0.2	0.2	0.2	(0.6)	(0.4)

September 30, 2004	$4.3	$15.6	$1.4	$21.3	$185.1	$(0.4)

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(c) 2003 restructuring:

        In January 2003, the Company announced that it will further reduce its manufacturing capacity. These restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 265 employees have been terminated as of September 30, 2004, with the balance expected to be paid out by the end of 2004. Included in the negotiated termination costs are payments to

18

regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007. Cash outlays are funded from cash on hand.

19

        The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
June 30, 2004	$25.1	$—	$—	$25.1	$8.5	$—
Cash payments	(8.4)	—	—	(8.4)	—	—
Adjustments	0.1	—	—	0.1	—	0.1

September 30, 2004	$16.8	$—	$—	$16.8	$8.5	$0.1

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(d) 2004 restructuring:

        In January and April 2004, the Company announced plans to further restructure its operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. As of September 30, 2004, termination announcements were made to approximately 3,600 employees, consisting of executive, manufacturing and plant employees. Approximately 2,500 employees have been terminated as of September 30, 2004. Approximately 60% of the employee terminations were in the Americas, 30% in Asia and 10% in Europe.

        Included in the 2004 restructuring costs is $7.5 related to the disposition of certain assets of the power operations.

        The Company expects to complete these actions by early 2005. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	9.5	—	—	9.5	—	9.5
Cash payments	(0.6)	—	—	(0.6)	—	—

March 31, 2004	8.9	—	—	8.9	—	9.5
Provision	46.6	0.4	0.1	47.1	1.1	48.2
Cash payments	(22.5)	(0.2)	—	(22.7)	—	—

June 30, 2004	33.0	0.2	0.1	33.3	1.1	57.7
Provision	31.8	8.1	1.5	41.4	3.0	44.4
Cash payments	(24.3)	0.4	(0.2)	(24.1)	—	—

September 30, 2004	$40.5	$8.7	$1.4	$50.6	$4.1	$102.1

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

Restructuring summary:

        As part of the plan to better align its capacity, the Company expects to incur restructuring charges of between $175.0 and $200.0 to be recorded throughout 2004 and into the first quarter of 2005. As of September 30, 2004, the Company has recorded restructuring charges of $108.9 relating to this plan.

        As of September 30, 2004, assets included $33.8 representing assets available-for-sale, primarily land and buildings in Europe, as a result of the restructuring actions implemented by the Company. The Company has programs underway to sell these assets.

(e) Gain on sale of assets:

        In September 2004, the Company sold certain assets relating to its power operations. See note 3(iii).

(f) Deferred financing costs:

        In June 2004, the Company cancelled one of its credit facilities and expensed related deferred financing costs of $1.6. See note 4.

(g) Inventory write-down recorded in cost of sales:

        During the quarter, the Company decided to restructure and exit certain service offerings resulting in a write-down of the related inventory.

8.     PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        The Company has recorded the following pension expense:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Pension plans	$7.9	$10.1	$23.6	$24.5
Other benefit plans	3.4	4.4	10.2	12.5

Total expense	$11.3	$14.5	$33.8	$37.0

        During the quarter, the Company incurred net curtailment losses of $3.0 due to the rationalization of facilities.

9.     SEGMENTED INFORMATION:

        The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges, non-cash option expense and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Revenue
Americas	$729.5	$914.3	$2,282.6	$2,812.2
Europe	322.2	463.5	1,002.7	1,345.4
Asia	637.0	870.9	1,700.6	2,594.6
Elimination of inter-segment revenue	(53.9)	(72.7)	(165.4)	(245.1)

	$1,634.8	$2,176.0	$4,820.5	$6,507.1

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
EBIAT
Americas	$0.8	$7.2	$23.2	$3.5
Europe	(20.9)	3.2	(80.0)	(1.1)
Asia	15.2	29.2	47.5	81.6

	(4.9)	39.6	(9.3)	84.0
Interest, net	0.3	(7.8)	5.1	(11.6)
Amortization of intangible assets	(12.0)	(7.7)	(36.5)	(22.6)
Non-cash option expense	—	(2.1)	—	(5.8)
Integration costs related to acquisitions	—	(1.2)	—	(1.6)
Other charges (note 7)	(49.1)	(47.7)	(69.1)	(110.1)

Loss before income taxes	$(65.7)	$(26.9)	$(109.8)	$(67.7)

	As at September 30
	2003	2004
Total assets
Americas	$2,035.5	$2,278.9
Europe	1,072.6	1,050.5
Asia	2,062.8	2,345.2

	$5,170.9	$5,674.6

Goodwill
Americas(i)	$115.7	$230.4
Europe	—	76.5
Asia	832.3	885.0

	$948.0	$1,191.9

(i)
During the quarter, the Company sold certain assets including goodwill of $11.5 relating to its power operations.

10.   WEIGHTED AVERAGE SHARES OUTSTANDING AND PER SHARE CALCULATIONS:

        The following table sets forth the calculation of basic and diluted per share:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Numerator:
Net loss	$(65.0)	$(22.3)	$(101.6)	$(56.2)
Convertible debt accretion, net of tax	(4.4)	(2.1)	(11.9)	(9.6)
Gain on repurchase of convertible debt, net of tax (note 5)	5.5	—	15.4	21.4

Loss attributable to common shareholders	$(63.9)	$(24.4)	$(98.1)	$(44.4)
Denominator (in millions):
Weighted average shares — basic	211.8	225.1	218.9	221.0
Effect of dilutive securities:
Employee stock options and warrants(1)	—	—	—	—
Convertible debt(1)	—	—	—	—

Weighted average shares — diluted	211.8	225.1	218.9	221.0
Loss per share:
Basic	$(0.30)	$(0.11)	$(0.45)	$(0.20)
Diluted	$(0.30)	$(0.11)	$(0.45)	$(0.20)

(1)
Excludes the effect of all options, warrants and convertible debt as they are anti-dilutive due to the loss reported in the period.

11.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Three months ended September 30		Nine months ended September 30
	2003	2004	2003	2004
Paid during the period:
Interest	$2.3	$2.3	$6.5	$10.4
Taxes	$8.1	$2.1	$13.7	$6.1
Non-cash financing activities:
Convertible debt accretion, net of tax	$4.4	$2.1	$11.9	$9.6
Shares issued for acquisition of MSL	$—	$—	$—	$245.5
Options issued for acquisition of MSL	$—	$—	$—	$15.2
Warrants issued for acquisition of MSL	$—	$—	$—	$8.9

12.   GUARANTEES AND CONTINGENCIES:

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At September 30, 2004, these liabilities, including guarantees of employee share purchase loans, amounted to $63.5 (June 30, 2004 — $59.0).

        In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

        In the normal course of operations the Company is subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

13.   COMPARATIVE INFORMATION:

        The Company has reclassified certain prior period information to conform to the current periods presentation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS